Exhibit 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six months
	ended		Year Ended
	7/29/06		1/28/06		1/29/05		1/31/04		2/1/03		2/2/02
Earnings
Loss before income taxes, minority interest and equity earnings	$(58,506)		$(163,192)		$(31,876)		$(6,937)		$(2,682)		$(46,387)
Fixed charges (as below)	34,672		80,288		87,277		81,299		80,541		67,533

Total (loss) earnings	$(23,834)		$(82,904)		$55,401		$74,362		$77,859		$21,146

Fixed Charges
Interest expense	$8,812		$27,861		$39,206		$38,714		$39,690		$31,444
Estimated interest element in minimum rent expense (7)	25,860		52,427		48,071		42,585		40,851		36,089

Total fixed charges	$34,672		$80,288		$87,277		$81,299		$80,541		$67,533

Ratio of (loss) earnings to fixed charges	(0.69	)(1)	(1.03	)(2)	0.63	(3)	0.91	(4)	0.97	(5)	0.31	(6)

(1)	For the six months ended July 29, 2006 the earnings to cover fixed charges were deficient by $58,506,000.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $163,192,000.

(3)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(4)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(5)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(6)	For the year ended February 2, 2002 the earnings to cover fixed charges were deficient by $46,387,000.

(7)	Interest component is estimated to be one-third of minimum rent expense.